                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                             COMMISSION FILE NUMBER:

                               BUDGET GROUP, INC.
                                SAVINGSPLUS PLAN
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
               (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                              REQUIRED INFORMATION


The following financial statements for the Budget Group, Inc. SavingsPlus Plan are included herein:

1. An audited statement of net assets available for plan benefits as of the end of each the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for plan benefits for the latest fiscal year of the plan.

                                INDEX TO EXHIBITS


Exhibit No.                Description
-----------                -----------

23.1                       Consent of Arthur Andersen LLP

23.2                       Consent of KPMG PEAT MARWICK LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. SavingsPlus Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     BUDGET GROUP, INC. SAVINGSPLUS PLAN


                                     By: BUDGET GROUP, INC.

                                     By: /s/ Thomas L. Kram
                                         -----------------------------
                                         Thomas L. Kram
                                         Vice President and Controller


                                     Date: July 14, 1998
                                          ----------------------------

                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND 1996,
                      TOGETHER WITH REPORT OF INDEPENDENT
                      CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Budget Group, Inc.:

We have audited the accompanying statement of net assets available for plan benefits of Budget Group, Inc. SavingsPlus Plan (formerly known as Budget Rent A Car Corporation SavingsPlus Plan) as of December 31, 1997, and the related statement of changes in net assets available for plan benefits, for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The statement of net assets available for plan benefits of Budget Group, Inc. SavingsPlus Plan as of December 31, 1996, was audited by other auditors whose report dated August 1, 1997, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment (Schedule I) as of December 31, 1997, and of reportable transactions (Schedule II) for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        Arthur Andersen LLP

Orlando, Florida,
June 19, 1998

                          INDEPENDENT AUDITORS' REPORT

The SavingsPlus Plan Committee
Budget Group, Inc. SavingPlus Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Budget Group, Inc. SavingPlus Plan(formerly known as Budget Rent a Car Corporation SavingsPlus Plan) (the Plan) as of December 31, 1996. This financial statement is the responsibility of the Plan's Management. Our responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We condensed our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for plan benefits is free of material misstatement. An audit of a statement of net assets available for plan benefits includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement. An audit of a statement of net assets available for plan benefits also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit of the statement of net assets available for plan benefits provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for plan benefits referred to above presents fairly, in all material reports, the net assets available for plan benefits of the Plan as of December 31, 1996, in conformity with generally accepted accounting principles.


                             KPMG PEAT MARWICK LLP


August 1, 1997

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996

                             ASSETS                       1997          1996
                             ------                       ----          ----
INVESTMENTS (Notes 1 and 2), at fair value:
     Vanguard U.S. Growth Portfolio                    $26,363,612   $22,796,972
     Brinson Partners U.S. Balanced Fund                10,357,631    11,190,327
     Vanguard Bond Index Fund                            4,471,013     4,325,295
     Fidelity Money Market Fund                          9,738,435     9,513,234
     Employer Stock                                        533,680             -
     Dreyfus S&P 500 Index Fund                          5,728,680     3,067,236
     Kemper International Fund                             432,519       216,068
     Kemper Technology Fund                                936,572       770,425
     Kemper-Dreman Small Cap Value Fund                    721,305       336,465
     Kemper Income and Capital Preservation Fund           101,605        54,730
     Retirement Fund
       BNY Hamilton Equity Income Fund                   7,164,658     4,748,670
       BNY Hamilton Intermediate Government Fund         5,874,545     4,835,067
     Collective Short Term Investment Fund                 131,977       175,016
     Participant Loan Fund                               4,508,170     4,045,563
                                                       -----------   -----------
                      Total investments                 77,064,402    66,075,068

DUE FROM BROKER                                              2,029             -

PARTICIPANT CONTRIBUTION RECEIVABLE                        395,122       439,475

EMPLOYER CONTRIBUTION RECEIVABLE                         3,584,408     2,577,557

INTEREST RECEIVABLE                                         27,301        24,073
                                                       -----------   -----------
                      Total assets                      81,073,262    69,116,173
                                                       -----------   -----------

                          LIABILITIES
                          -----------

PAYABLE TO BUDGET GROUP, INC.                               26,220        13,183

ACCRUED EXPENSES                                             1,800         1,250
                                                       -----------   -----------
                      Total liabilities                     28,020        14,433
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $81,045,242   $69,101,740
                                                       ===========   ===========


        The accompanying notes are an integral part of these statements.


                                                                        BUDGET GROUP, INC. SAVINGSPLUS PLAN

                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                                                                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                    Participant Directed
                                                       ----------------------------------------------------------------------------

                                                          Vanguard    Brinson Partners    Vanguard        Fidelity
                                                        U.S. Growth     U.S. Balanced    Bond Index     Money Market      Employer
             Description                                 Portfolio          Fund            Fund            Fund           Stock
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation in fair value                    $  5,363,703    $    782,030    $    110,302    $         --   $     20,683
          of investments
      Dividends and interest                                 269,713         571,568         284,670         529,869            432
   Contributions:
      Participant                                          2,260,108       1,040,136         566,361         903,448          2,589
      Employer                                               510,392         250,237         138,639         219,348        467,954
      Rollovers                                               39,795           1,554           3,134          28,835            288
                                                        ---------------------------------------------------------------------------
  Total additions                                          8,443,711       2,645,525       1,103,106       1,681,500        491,946

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
     including participant loan transactions              (1,025,478)     (1,347,123)       (380,639)         14,115         52,237

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                        3,727,223       2,086,778         560,039       1,464,069         10,989
      Administrative and investment expenses (Note 3)        124,370          44,320          16,710           6,345           (486)
                                                        ---------------------------------------------------------------------------
  Total deductions                                         3,851,593       2,131,098         576,749       1,470,414         10,503
                                                        ---------------------------------------------------------------------------

NET INCREASE (DECREASE)                                    3,566,640        (832,696)        145,718         225,201        533,680

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                    22,796,972      11,190,327       4,325,295       9,513,234             --
-----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                        $ 26,363,612    $ 10,357,631    $  4,471,013    $  9,738,435   $    533,680
===================================================================================================================================






                                                                                          Participant Directed
                                                       ---------------------------------------------------------------------------
                                                                                                                     Kemper Income
                                                             Dreyfus         Kemper         Kemper     Kemper-Dreman   and Capital
                                                             S&P 500     International   Technology      Small Cap     Preservation
             Description                                   Index Fund         Fund          Fund        Value Fund        Fund
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation in fair value                      $  1,078,827   $     25,279   $     25,738   $     60,960   $        927
          of investments
      Dividends and interest                                    80,279          2,609          6,214          8,644          3,802
   Contributions:
      Participant                                              526,991         66,933        123,504         60,807         16,397
      Employer                                                 101,698         11,849         22,056         11,101          3,299
      Rollovers                                                  4,999          3,163         15,675             29          4,476
                                                          ------------------------------------------------------------------------
  Total additions                                            1,792,794        109,833        193,187        141,541         28,901

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
     including participant loan transactions                 1,406,744        160,420        316,319        288,623         27,956

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                            511,906         52,674        343,227         44,011          9,816
      Administrative and investment expenses (Note 3)           26,188          1,128            132          1,313            166
                                                          ------------------------------------------------------------------------
  Total deductions                                             538,094         53,802        343,359         45,324          9,982
                                                          ------------------------------------------------------------------------

NET INCREASE (DECREASE)                                      2,661,444        216,451        166,147        384,840         46,875

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                       3,067,236        216,068        770,425        336,465         54,730
----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                          $  5,728,680   $    432,519   $    936,572   $    721,305   $    101,605
==================================================================================================================================



                                                         Retirement                     Participant
             Description                                    Fund           Other         Loan Fund         Total
------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation in fair value                    $  1,585,103   $      2,029    $         --   $  9,055,581
          of investments
      Dividends and interest                                 692,097         36,762         322,542      2,809,201
   Contributions:
      Participant                                                 --        (44,353)             --      5,522,921
      Employer                                             2,396,814      1,006,851              --      5,140,238
      Rollovers                                                   --             --              --        101,948
                                                          --------------------------------------------------------
  Total additions                                          4,674,014      1,001,289         322,542     22,629,889

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
     including participant loan transactions                      --             --         486,826             --

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                        1,183,268             --         346,761     10,340,761
      Administrative and investment expenses (Note 3)         35,280         90,160              --        345,626
                                                          --------------------------------------------------------
  Total deductions                                         1,218,548         90,160         346,761     10,686,387
                                                          --------------------------------------------------------

NET INCREASE (DECREASE)                                    3,455,466        911,129         462,607     11,943,502

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                     9,583,737      3,201,688       4,045,563     69,101,740
------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                        $ 13,039,203   $  4,112,817    $  4,508,170   $ 81,045,242
==================================================================================================================


         The accompanying notes are an integral part of this statement.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

1.     PLAN DESCRIPTION:

The following description of the Budget Group, Inc. SavingsPlus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (IRC). Substantially all non-union employees of Budget Group, Inc. (Budget or the Employer) are eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective November 21, 1997, Budget amended the Plan by changing the name from the Budget Rent A Car Savings Plus Plan to the Budget Group, Inc. SavingsPlus Plan.

Reclassifications

Certain amounts in the 1996 Statement of Net Assets Available for Plan Benefits have been reclassified to conform with the current year presentation.

Contributions and Plan Options

Participants may contribute up to a maximum of 15 percent of their base pay on a pretax basis and up to 10 percent of their after-tax pay. Contributions are also limited by certain statutory requirements.

Effective July 1, 1997, Budget amended the Plan to reflect a new employer nondiscretionary matching contribution scale. Prior to this amendment, Budget matched 75 percent on the first 2 percent, 50 percent on the next 2 percent, and 25 percent on the final 2 percent of the employee's contribution. In compliance with the amendment, Budget now matches 50 percent on the first 2 percent of the employee's compensation contributed and 25 percent on the next 2 percent of the employee's compensation contributed. The nondiscretionary match is allocated to the Budget Group, Inc. Stock Fund. Prior to July 1, 1997, the nondiscretionary match was allocated based on the employees' fund investment allocation.

Additional amounts may be contributed at the option of the Company's Board of Directors. The discretionary contribution for 1997 was $3,251,000. Effective November 21, 1997 Budget amended the Plan to allow employees to self direct the discretionary contribution. Prior to this amendment, the Company's discretionary contribution was allocated into the Retirement Fund. Effective November 21, 1997, the Plan was amended to allocate the discretionary contribution based on employee's compensation under the permitted disparity limit in accordance with the IRC section 401(l).

Participants may participate in one or more of the following funds:

   - Vanguard U.S. Growth Portfolio (formerly known as Vanguard World Fund, U.S. Growth Portfolio)
   -   Brinson Partners, U.S. Balanced Fund
   -   Vanguard Bond Index Fund (formerly known as Vanguard Index Bond Fund)
   -   Fidelity Money Market Fund (formerly known as Fidelity Money Market
       Trust)
   -   Employer Stock
   -   Dreyfus S&P 500 Index Fund (formerly known as Peoples Index Fund)
   -   Kemper International Fund
   -   Kemper Technology Fund
   -   Kemper-Dreman Small Cap Value Fund
   -   Kemper Income and Capital Preservation Fund
   -   Retirement Fund
   -   Participant Loan Fund

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Budget's matching contributions and earnings thereon occurs over a period of five years of service (1,000-hour calendar year of service) at the rate of 40 percent after two full years and 20 percent for each year thereafter.

Vesting in the employer discretionary contributions and earnings thereon occurs upon completion of five 1,000-hour calendar years of service with Budget. All calendar years of service will be considered in calculating vesting, provided participants worked at least 1,000 hours in those years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Budget contributions or to pay plan expenses.

Plan Termination

Although it has not expressed any intent to do so, Budget has the right under the Plan to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The mutual and money market funds are carried at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Benefits Paid

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

 3.     ADMINISTRATIVE EXPENSES:

Substantially all administrative and investment expenses are paid by the Plan, except for the Participant Loan Fund in which investment expenses are paid by the participants.

 4.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                  1997             1996
                                                                               ----------       -----------
       Net assets available for plan benefits per the
           financial statements                                               $81,045,242       $69,101,740
       Benefits payable                                                           (54,004)         (392,753)
                                                                              -----------       -----------
                      Net assets available for plan
                         benefits per the Form 5500                           $80,991,238       $68,708,987
                                                                              ===========       ===========


The following is a reconciliation of benefits paid to participants for the year ended December 31, 1997, per the financial statements to the Form 5500:

                                                                                                Amount
                                                                                                ------
       Benefits paid to participants for financial reporting purposes                       $10,340,761
       Add: Benefit payments at December 31, 1997                                                54,004
       Less: Benefit payments at December 31, 1996                                             (392,753)
                                                                                            -----------
                      Benefits paid to participants per the Form 5500                       $10,002,012
                                                                                            ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.     INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated on September 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    RELATED PARTY TRANSACTIONS:

The BNY Hamilton Equity Income Fund, BNY Hamilton Intermediate Government Fund and Collective Short-Term Investment Fund are managed by the trustee, Bank of New York

Company, Inc., a party-in-interest.

7.    SUBSEQUENT EVENTS

As of January 30, 1998, Team Rental Group, Inc. employees were allowed to enter the Plan. Subsequent to year end, the investment options available to employees were changed.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                     SCHEDULE I - ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1997

                                                       Description of Investment
                                                   (including maturity date, rate of
 Identity of Issue, Borrower, Lessor or           interest collateral, par or maturity
            Similar Party                                        value)                           Cost        Fair Value
---------------------------------------           ---------------------------------------      ----------     ----------
The Vanguard Group                                Vanguard U.S. Growth Portfolio               $18,552,731    $26,363,612

Brinson Partners, Inc.                            Brinson Partners,
                                                       U.S. Balanced Fund                        9,629,811     10,357,631

The Vanguard Group                                Vanguard Bond
                                                       Index Fund                                4,344,972      4,471,013

Fidelity Institutional                            Fidelity Money Market Fund                     9,738,435      9,738,435
     Retirement Services
     Company

Dreyfus Corporation                               Dreyfus S&P 500 Index Fund                     4,518,680      5,728,680

Kemper Service Company                            Kemper International Fund                        453,888        432,519

Kemper Service Company                            Kemper Technology Fund                         1,109,554        936,572

Kemper Service Company                            Kemper-Dreman Small Cap Value
                                                     Fund                                          692,622        721,305

Kemper Service Company                            Kemper Income and Capital
                                                     Preservation Fund                             100,364        101,605

Bank of New York Company, Inc.                    BNY Hamilton Equity Income
                                                    Fund*                                        6,650,918      7,164,658

                                                   BNY Hamilton Intermediate
Bank of New York Company, Inc.                       Government Fund *                           5,705,562      5,874,545

Bank of New York Company, Inc.                    Collective Short-Term Investment
                                                        Fund*                                131,977             131,977
                                                                                                             -----------
                  Total mutual and money market funds                                                         72,022,552
                                                                                                             -----------
Budget Group, Inc.                                Budget Group, Inc. Common Stock*           513,275             533,680
                  Total Employer Stock

Participant Loan Fund                             Interest rates ranging from 7.0
                                                       percent to 11.5 percent, maximum
                                                       of five years to maturity, except
                                                       for loans used to acquire the
                                                       principal residence of the
                                                       participant                         4,508,170           4,508,170
                                                                                                             -----------
                  Total assets held for investment                                                           $77,064,402
                                                                                                             ===========

*Represents a party-in-interest (Note 6).

           The preceding notes are an integral part of this schedule.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS

                             AS OF DECEMBER 31, 1997


Transactions or series of transactions in excess of                                                            Net
5 percent of the fair value of plan assets at the                  Purchase       Sale                       Realized
beginning of the year                                              Amount        Amount         Cost           Gain
-----------------------------------------------------             ---------     -------        ------       ----------
Purchases:
     Vanguard U.S. Growth Portfolio                              $ 5,349,544
     Brinson Partners, U.S. Balanced Fund                          2,745,719
     Fidelity Money Market Fund                                    4,740,592
     Dreyfus S&P 500 Index Fund                                    2,572,695
     BNY Hamilton Equity Income Fund*                              2,475,431
     Pegasus Funds Cash Management Fund Class I                    2,684,845
     Collective Short-Term Investment Fund*                       21,059,960
     Participant Loans                                             2,180,400

Sales:
     Vanguard U.S. Growth Portfolio                                             $ 7,146,607   $ 4,570,650   $2,575,957
     Brinson Partners, U.S. Balanced Fund                                         4,360,445     3,297,513    1,062,932
     Fidelity Money Market Fund                                                   4,515,391     4,515,391            -
     Dreyfus S&P 500 Index Fund                                                     990,078       728,450      261,628
     BNY Hamilton Equity Income Fund*                                             1,528,515       533,978      994,537
     Pegasus Funds Cash Management Fund Class I                                   2,859,861     2,859,861            -
     Collective Short-Term Investment Fund*                                      20,927,983    20,927,983            -
     Participant Loans                                                            1,717,793     1,717,793            -


*Represents a party-in-interest (Note 6).

           The preceding notes are an integral part of this schedule.